

D STATES
:CHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response...	12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercer Capital, Ltd., formerly Newmark Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway 30th Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
APR 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Capital, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Officer
Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
Michael W. Flowers
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 12-30-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

General Partner
Mercer Capital, Ltd.

We have audited the accompanying statement of financial condition of Mercer Capital, Ltd., formerly Newmark Securities, Ltd. (a development stage Partnership), as of December 31, 2004, and the related statements of income (loss), changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2004 and for the period from inception (March 31, 2000) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income (loss), changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows of Newmark Securities, Ltd. for the period from inception (March 31, 2000) to December 31, 2001 were audited by other auditors whose report dated February 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercer Capital, Ltd., as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from inception (March 31, 2000) to December 31, 2004 in conformity with accounting principles generally accepted in the United Sates of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 25, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)
Statement of Financial Condition
December 31, 2004

ASSETS

Assets	
Cash and cash equivalents	$ 93,584
Deposit with clearing broker-dealer	100,122
Other assets	8,226
Total Assets	$ 201,932

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable	$ 11,033
Total Liabilities	11,033
Partners' capital	190,899
Total Liabilities and Partners' Capital	$ 201,932

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)
Statements of Income (Loss)
For the Year Ended December 31, 2004
and for the Period from Inception (March 31, 2000) to December 31, 2004

	For the Year Ended December 31, 2004	For the Period From Inception (March 31, 2000) to December 31, 2004
Revenue		
Commissions income	$ --	$ 11,969
Interest	--	567
Other	4,948	6,425
Total Revenue	4,948	18,961
Expenses		
Clearing charges	--	9,971
Communications	15	15
Occupancy and equipment costs	1,100	23,493
Data processing costs	3,214	173,288
Regulatory fees and expense	29,550	53,202
Other	28,879	87,785
Total Expenses	62,758	347,754
Net (Loss)	$ (57,810)	$ (328,793)

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)
Statements of Changes in Partners' Capital
For the Period from Inception (March 31, 2000) to December 31, 2004

	General Partner	Limited Partner	Total
Inception, March 31, 2000	$ --	$ --	$ --
Capital contributions	282	282,406	282,688
Net loss	(265)	(270,718)	(270,983)
Balance, December 31, 2003	17	11,688	11,705
Capital contributions	4	3,496	3,500
Balance, November 28, 2004	21	15,184	15,205
Capital contributions	343	237,521	237,864
Redistribution of partnership interest	(9)	(4,351)	(4,360)
Net loss	(58)	(57,752)	(57,810)
Balance, December 31, 2004	$ 297	$ 190,602	$ 190,899

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)
Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Period from Inception (March 31, 2000) to December 31, 2004

Inception, March 31, 2000	$ --
Additions	250,000
Retirements	100,000
Balance, December 31, 2003	150,000
Additions	--
Retirements	150,000
Balance, December 31, 2004	$ --

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
(A Development Stage Partnership)
Statements of Cash Flows
For the Year Ended December 31, 2004
and for the Period from Inception (March 31, 2000) to December 31, 2004

	For the Year Ended December 31, 2004	For the Period From Inception (March 31, 2000) to December 31, 2004
Cash flows from operating activities		
Net income (loss)	$ (57,810)	$ (328,793)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Non cash redistribution of partnership interest	(4,360)	(4,360)
(Increase) decrease in deposit with clearing broker-dealer	51,228	(100,122)
(Increase) decrease in other assets	(1,262)	(8,226)
Increase (decrease) in accounts payable	2,781	11,033
Increase (decrease) in due to broker/dealer	(4,442)	--
Net cash provided (used) by operating activities	(13,865)	(430,468)
Cash flows from investing activities		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities		
Capital contributions	241,364	524,052
Proceeds from subordinated debt	--	250,000
Repayment of subordinated debt	(150,000)	(250,000)
Net cash provided (used) by financing activities	91,364	524,052
Net increase (decrease) in cash and cash equivalents	77,499	$ 93,584
Cash and cash equivalents at beginning of year	16,085	
Cash and cash equivalents at end of year	$ 93,584	

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Pursuant to a plan of reorganization Newmark Securities, Ltd. ("Newmark") changed its name to Mercer Capital, Ltd. (the "Partnership") effective January 1, 2005. The Partnership is a limited partnership formed under the laws of the State of Texas. Inception for financial reporting purposes is considered to be March 31, 2000, the day operations began.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii). Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Partnership's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Partnership executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Partnership's customers.

On November 28, 2004, Mercer Capital Ltd., a Minnesota corporation ("Minnesota Mercer") solely owned by Leonard Demers ("Demers") purchased all of Newmark's limited and general partners' interests. Minnesota Mercer simultaneously transferred 99.9% ownership of the Partnership to Demers for a limited partnership interest. Minnesota Mercer, the general partner, retained a .1% interest. Prior to this transaction Newmark Management, LLC was the general partner with a .1% interest and Newmark Companies, LLC was the limited partner with 99.9%. interest. Income and loss is allocated to partners based on their percentage of ownership.

Securities Transactions

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

Note 2 - Summary of Significant Accounting Policies, continued

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 - Development Stage Operations

The Partnership is a development stage Partnership since it has not commenced principal operations as of December 31, 2004. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $328,793 at December 31, 2004.

Note 3 - Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 4 - Related Party Transactions

Newmark had an affiliate that provided office space for $500 in January 2004 and $100 a month through July 2004. Rent expenses paid to the affiliate totaled $1,100 in 2004 and were $19,100 since inception.

The Partnership has an affiliate that has agreed to make available certain facilities and provide for certain services for the Partnership. There were no expenses paid by or to the affiliate during 2004.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2004, the Partnership had net capital of approximately $180,671 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2004

Schedule I

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Computation of Net Capital

Total ownership equity qualified for net capital	$ 190,899
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	190,899
Deductions and/or charges	
Non-allowable assets:	
Other assets	(8,226)
Net capital before haircuts on securities positions	182,673
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Money market mutual fund	(2,002)
Net capital	$ 180,671

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 11,033
Total aggregate indebtedness	$ 11,033

Schedule I (continued)

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 736
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 80,671
Excess net capital at 1000%	$ 179,568
Ratio: Aggregate indebtedness to net capital	0.06 to 1

Reconciliation with Partnership's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Partnership's computation.

Schedule II

MERCER CAPITAL, LTD.
Formerly Newmark Securities, Ltd.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: RBC Dain Rauscher

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2004



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

General Partner
Mercer Capital, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Mercer Capital, Ltd., formerly Newmark Securities, Ltd. (the "Partnership"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 25, 2005